EXHIBIT 99.1

ZJK Industrial Corrects ‘Flat Revenue’ Claim in Cramer’s Mad Money Mention, Estimates 32% 3-Year CAGR

Shenzhen, China, Mar. 11, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co. Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, today addressed recent misstatements made by Jim Cramer on CNBC’s Mad Money during the Lightning Round segment, in which the Mad Money host inaccurately claimed that ZJK had “flat revenues” over the past three years.

During the “Lightning Round” segment, a caller asked Cramer about ZJK Industrial, to which he responded:

“I know because of the NVIDIA connection. I have to tell you, they have flat revenues for the last three years - sounds a little like SoundHound. I’m going to take a pass on that one.”

ZJK Revenue Growth Data

Contrary to Cramer’s statement, ZJK’s revenues have consistently increased year over year. As previously stated in a February 25th, 2025 press release, preliminary data from the Company’s unaudited financials for the fiscal year ending December 31st, 2024, indicates that ZJK’s revenue grew by more than 40% compared to the fiscal year ended December 31, 2023 and resulting in a 3-year CAGR of more than 32%.

“While we appreciate the opportunity to be featured on Mad Money and understand the fast-paced nature of the program, ZJK has achieved more than 33% average annual growth over the past three years which is far from ‘flat’ by any financial metric, as Mr. Cramer suggested," said ZJK CEO Ning Ding.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Daniel Kennedy – U.S. Director of Business Development
Phone: +1 (646) 256-3453
Email: daniel.k@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com